EXHIBIT 99.3 Management`s Discussion and Analysis

Management’s Discussion and Analysis

For the year ended December 31, 2012

As of March 19, 2013

TABLE OF CONTENTS

Preliminary Notes and Introduction [3]

Overview [4]

Permitting Moving Steadily Forward [5]

Prairie Creek Mine Site [8]

Vatukoula Gold Mines plc [12]

Acquistion of Paragon Minerals Corporation [16]

Outlook [INSERT PAGE NUMBER]

Selected Annual Financial Information [17]

Fourth Quarter [18]

Summary of Quarterly Results [18]

Review of Financial Results [19]

Liquidity, Financial Condition and Capital Resources [20]

Outstanding Share Data [21]

Off-Balance Sheet Arrangements [22]

Transactions Between Related Parties [22]

Critical Accounting Estimates [22]

Changes in Accounting Policies Including Initial Adoption [24]

Financial Instruments [24]

Disclosure Controls and Procedures [26]

Risk Factors [27]

Dividends and Distributions Policy [36]

Additional Information [36]

PRELIMINARY NOTES AND INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated March 19, 2013, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the year ended December 31, 2012 compared to those of the previous year. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto for the years ended December 31, 2012 and 2011.

The Company’s audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward-Looking Statements: This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries;
•	expectations around the process for obtaining operating permits;
•	the receipt and timing of necessary regulatory permits and approvals, including without limitation, expected to be issued by the Water Board;
•	the Company’s plans for further exploration at the Prairie Creek Mine and other exploration properties;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	financings and the expected use of proceeds thereof;
•	the completion of financings and other transactions;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; delays in obtaining, or inability to obtain, permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets and other matters discussed under “Risk Factors” herein and under “Management’s Discussion and Analysis for the year ended December 31, 2012 – Liquidity, Financial Condition and Capital Resources and Review of Financial Results”.

These forward-looking statements are based on certain assumptions which the Company believes are reasonable, including that current zinc, lead, silver and other commodity prices will be sustained, or will improve; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as expected; any additional financing required by the Company will be available on reasonable terms; that general business and economic conditions will not change in a materially adverse manner; and that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be obtained in a timely manner and on acceptable terms; and the Company will not experience any material accident, labor dispute or failure of plant or equipment.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources: The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from Canadian Zinc, or from the SEC’s website at http://www.sec.gov/edgar.shtml. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

Cautionary Note: Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that all or any part of an inferred mineral resource will ever be upgraded to a measured or indicated mineral resource or to a mineral reserve.

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant. Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), has prepared, supervised the preparation of or reviewed, the parts of this MD&A that are of a scientific or technical nature.

OVERVIEW

Canadian Zinc Corporation currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965, under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company's principal focus is the exploration and development of the Prairie Creek Property (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”) and adjacent mill and infrastructure facilities (a zinc/lead/silver, partially developed property) located in the Northwest Territories, Canada. The primary objective of the Company is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to rehabilitate, upgrade and modernize the Mine, inclusive of the processing plant and related site infrastructure, and secure the necessary capital funding and operating permits.

A new independent Mineral Resource statement completed in June 2012 by AMC Mining Consultants (Canada) Ltd. (“AMC”) reports 5.43 million tonnes of Measured and Indicated Mineral Resources with an average grade 10.8% Zn, 10.2% Pb, 0.31% Cu and 160 g/t Ag and in addition, 6.24 million tonnes of Inferred Mineral Resources with an average grade of 14.5% Zn, 11.5% Pb, 0.57% Cu and 229 g/t Ag.

A Preliminary Feasibility Study (“PFS”) completed by SNC-Lavalin Inc. (“SNC”) in June 2012 generated economic parameters to convert the updated Measured and Indicated Mineral Resources to Proven and Probable Mineral Reserves. The new Mineral Reserves at Prairie Creek Property were estimated by Barrie Hancock P. Eng. at 5.22 million tonnes averaging 9.4% Zn, 9.5% Pb, and 151 g/t Ag. The Proven and Probable Mineral Reserve is capable of supporting a mine life of 11 years at the planned milling rate of 1,000 tonnes per day. In addition the significant tonnage of Inferred Resource is expected to add to the mine life once more detailed definition drilling is carried out.

The PFS indicates a pre-tax net present value of $253 million using an 8% discount, with an internal rate of return of 40.4% and payback period of 3 years.

A new NI 43-101 Technical Report entitled Prairie Creek Property Northwest Territories, Canada Technical Report for Canadian Zinc Corporation, Qualified Persons J. M. Shannon, P. Geo., AMC Mining Consultants Ltd.; D. Nussipakynova, P. Geo., AMC Mining Consultants Ltd.; JB Hancock, P. Eng., Barrie Hancock & Associates Inc.; and B MacLean, P. Eng., SNC-Lavalin Inc. and dated June 15, 2012 was filed on SEDAR.

The regulatory applications for operating permits for the Prairie Creek Mine continue to be processed by the Mackenzie Valley Land and Water Board (“Water Board” or “MVLWB”) and Parks Canada. The Company received a Draft Water Licence and Land Use Permits (“LUP” or “Land Use Permits”) on March 15, 2013 to which comments are to be submitted to the Water Board by April 22, 2013. The comments will be considered by the Water Board who will finalize and subsequently forward to the Minister of Aboriginal and Northern Affairs for ratification. A number of interim permits were also issued during 2012 and a final Land Use Permit for establishment and operation of a winter road was issued by the MVLWB in January 2013. Submissions related to the main Type “A” Water Licence and associated Land Use Permits continued throughout 2012 and public hearings were held in January 2013. The revised work plan timetable issued by the MVLWB indicates the issue of the Water Licence in mid-2013.

On September 24, 2012, the Company completed a business combination with Paragon Minerals Corporation (“Paragon”) such that Paragon became a wholly owned subsidiary of Canadian Zinc. Paragon’s primary project is its 100% interest in the South Tally Pond Property, which includes the Lemarchant deposit, and is located in a proven mining district near Buchans, Newfoundland.

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc (“VGM”), which represents approximately 10.7% of the issued share capital of VGM. VGM is a UK company, listed on the AIM (part of the London Stock Exchange), which owns and operates the Vatukoula gold mine located in Fiji.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

PERMITTING MOVING STEADILY FORWARD

The Company's principal focus has been to advance the Prairie Creek Property towards receiving a Class “A” Water Licence and associated Land Use Permits, through the regulatory process established under the Mackenzie Valley Resource Management Act, that will permit the further development and subsequent mine production at Prairie Creek.

Draft Class “A” Water Licence and Land Use Permits Issued (Operations)

On March 15, 2013, the Water Board issued a Draft Type “A” Water Licence and two Draft Type “A” Land Use Permits for the operation of the Prairie Creek Mine.

This Water Licence will entitle Canadian Zinc (Licensee) to conduct mining, milling and associated activities at the Prairie Creek Mine Site, dewater the underground mine for the purpose of mining, use water for processing and domestic purposes, and to dispose of waste for mining and milling, and backfill paste tailings and waste rock into the underground mine.

The Land Use Permits will authorize construction and other activities on the Prairie Creek Mine site and on the winter road Transfer Facility near the Liard highway.

This Class “A” Water Licence will be issued subject to the conditions contained therein with respect to the taking of water and the depositing of waste in waters or in any place where such waste may enter any waters.

The draft Licence requires Canadian Zinc (Licensee), in conducting its activities under the Licence, to take every reasonable precaution to protect the environment and to make best efforts to consider and incorporate any scientific and Traditional Knowledge that is made available.

The draft Licence contains various conditions, usual in a licence for this type of mining operation, including conditions applying to security requirements, construction, waste management, water and wastewater management, aquatic effects monitoring, contingency plans, and closure and reclamation.

The draft Land Use Permits relate to the Prairie Creek Mine site and the winter road Transfer Facility near the Liard highway and contain various conditions relating to location, equipment, construction, storage, security deposit, wildlife and restoration.

The Water Board circulated the draft Water Licence and draft Land Use Permits to the government agencies and departments and to interested parties and requested comments by April 12, 2013. Canadian Zinc will have a further period of one week to review any comments and to respond to the Water Board with its own comments. All comments received will be used in the evaluation of the final licence and permit conditions. The revised draft Licence and draft Land Use Permits will then be submitted to a meeting of the Water Board for formal approval.

Following approval by the Water Board, the Water Licence will be sent to the federal Minister of Aboriginal Affairs and Northern Development for ratification.

Road Land Use Permits (Operations)

In January 2013, the Water Board issued the Company Land Use Permit MV2012F007, for the establishment and operation of the winter road that will service the operating Prairie Creek Mine. The Land Use Permit was issued for a period of five years ending in January 2018, and permits the construction, maintenance, operation and use of the portion of the winter road connecting the Prairie Creek Mine to the Liard Highway, situated outside the expanded Nahanni National Park Reserve. This permit allows the outbound transportation of the zinc and lead concentrates to be produced at the mine and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine. The road LUP also incorporates realignment of the original route which will improve access and further reduce potential environmental impact. Associated with this LUP, the MVLWB also issued a Type “B” Water Licence MV2012L1-0005, valid for a period of seven years, to allow the limited use of local water resources and disposal of waste during road construction and operations.

An additional Land Use Permit and Water Licence for operations relating to the portion of the access road that runs through the Nahanni National Park Reserve is required. The Company has applied to and is in advanced discussions with Parks Canada regarding this road related permit and licence.

In July 2012, Parks Canada extended the existing LUP for that portion of the road that passes through the expanded Nahanni National Park Reserve for an additional term of two years to April 2014. This permit allows CZN to undertake road rehabilitation work and prepare the road for operational use.

New Mine Decline Land Use Permit Issued (Exploration)

In May 2012, the Water Board issued a new Class “A” Land Use Permit, MV2012C0008, for the activity of underground decline development, valid for a period of five years commencing May 10, 2012 and expiring on May 9, 2017. The new Land Use Permit entitles CZN to conduct mining exploration and associated activities, including underground decline development, at the Prairie Creek Mine.

The new decline and underground development will be strategically located to facilitate the drilling of key areas and also to allow integration of the underground development with that required to further access the mine resource, and to enable drilling of the under-explored portions of the deposit at depth during the period leading up to mine construction.

Class “B” Water Licence Amended and Extended (Exploration)

The Water Board also approved an amendment and extension to the Company’s existing Class “B” Water Licence, MV2001L2-0003, for the management, treatment and discharge of mine water from the mine site. The Water Licence was amended to cover the underground development of the new decline from the existing 870m level, including pumping, treatment and discharge of water inflows using the existing water treatment infrastructure, and placement of waste rock on an existing waste rock pile. The term of the Water Licence was extended to September 9, 2019.

With the issue of the amended Water Licence, a new Minewater Contingency Plan was submitted and an application to revise the compliance levels to be comparable to the Metal Mining Liquid Effluent Regulations was approved by the Water Board January 23, 2013 for a period of one year after which it will revert back to the original compliance levels.

Positive Environmental Assessment

After successful completion of a nearly four year environmental assessment process, the Mackenzie Valley Environmental Impact Review Board (“Review Board”) issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s proposed Prairie Creek Mine on December 8, 2011.

The Review Board concluded that the proposed development of the Prairie Creek Mine as described in the Report of Environmental Assessment, including the list of commitments made by Canadian Zinc during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern.

The Review Board concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals by the Mackenzie Valley Land and Water Board.

In a Decision dated June 8, 2012, the Minister of Aboriginal Affairs and Northern Development, on behalf of the responsible Ministers with jurisdiction, including the Minister of the Environment, the Minister of Fisheries and Oceans, the Minister of Environment and Natural Resources, the Minister of Transport Canada and the Minister of Environment and Natural Resources of Government of the Northwest Territories, advised the Review Board of the Decision that the Ministers will not order an environmental impact review of the proposed development of the Prairie Creek Mine, nor will they refer the proposal to the Minister of the Environment for a Canadian Environmental Assessment Act joint panel review.

In January 2012, following the completion of the Environmental Assessment in December 2011, the Water Board commenced the regulatory process for the issue of a Class “A” Water Licence and Land Use Permits for the operation of the Prairie Creek Mine. In February 2012, the Company submitted a Consolidated Project Description (“CPD”), highlighting the changes that resulted from commitments made by Canadian Zinc during the environmental assessment process.

The Water Board completed its review of the information contained in the application, Environmental Assessment and the CPD and in May 2012, issued a Directive on additional information required by the Water Board at this stage of the Regulatory Process. In October 2012, the Company filed its response to the Water Board and in a further submission in November incorporated the results of additional water quality/treatment studies received from SGS Lakefield and CEMI Labs.

The Water Board held Technical Sessions in Yellowknife during November 21-23, 2012 at which CZN’s submissions to the Water Board, filed on September 29 and October 12, 2012, were reviewed and discussed. The Technical Sessions were attended by government departments and registered parties, including Aboriginal Affairs and Northern Development Canada, Fisheries and Oceans Canada, Environment Canada, Parks Canada, the Government of the Northwest Territories, along with representatives for Nahanni Butte, Fort Simpson and the Dehcho First Nations. Water Board officers and consultants presided over and participated in the Technical Sessions.

Over the course of the three days, the Technical Sessions focused on water quality and effluent management, including water treatment, water storage, site specific water quality objectives and effluent quality criteria, but also included waste management, closure and reclamation and construction scheduling.

The Technical Sessions resulted in triggering 24 additional Information Requests related mostly to water related details with a focus on real-time water flow monitoring of the Prairie Creek stream which the Company responded to in December 2012. Follow-up meetings to further discuss the Information Requests were held in Yellowknife and Fort Simpson during the week of December 20, 2012.

Formal written interventions to the MVLWB were submitted by the Intervening Parties on January 11, 2013 and CZN submitted a response to the Interventions on January 18, 2013. Beginning on January 29, 2013, the Company and Intervenors attended Public Hearings held in Fort Simpson. The three day session was adjudicated by the Water Board. A Public Hearing scheduled to be held in Nahanni Butte February 1, 2013 was postponed due to weather and held as a teleconference on February 8, 2013. Final closing statements by all Intervenors were filed by February 15, 2013 and the Company filed its’ closing statement February 22, 2013.

On March 15, 2013, the Water Board issued a Draft Type “A” Water Licence and two Draft Type “A” Land Use Permits for the operation of the Prairie Creek Mine.

Documentation related to this regulatory process is posted on the Water Board website at www.mvlwb.ca/mv/registry.aspx (Year 2008, Canadian Zinc MV2008L2-0002).

PRAIRIE CREEK MINE SITE

Preliminary Feasibility Study and Development Plan

A PFS prepared by SNC of Vancouver was submitted to the Company in June 2012 and the corresponding Technical Report by AMC compliant with NI 43-101 was filed on SEDAR on August 9, 2012.

This PFS included capital cost estimates for the rehabilitation and upgrading of the mill, power plant and water treatment plant, and for new water storage ponds. It includes an engineering procurement and construction management plan, as well as working cost estimates for mining, processing and transportation. A comprehensive cash flow model was designed to estimate the economics of the proposed operation.

Highlights of the Preliminary Feasibility Study

•
Pre-tax Net Present Value (“NPV”), using an 8% discount, of $253M, with an internal rate of return (“IRR”) of 40.4% and payback period of three years, based on base case metal price forecasts of $1.20/lb for both zinc and lead and $28.00/oz silver, for the first two years of mine production during 2014/15, then reducing to long-term prices of $1.00/lb zinc, $1.00/lb lead and $26.00/oz silver in 2016 and thereafter.

•	Average annual earnings before interest taxes depreciation and amortization (“EBITDA”) of $66M per year and $686M over the life of the Project.

•	11 year mine life based exclusively on a defined mineral reserve of 5.2 million tonnes, grading 9.4% zinc and 9.5% lead, with 151 g/t silver.
•
The PFS does not take into consideration the Inferred Resources of 6.2 million tonnes of 14.5% zinc, 11.5% lead and 229 g/t silver, which is currently too speculative geologically to have economic considerations applied to them, however, if upgraded to measured or indicated could add to mine life.

•	Average annual production of 60,000 tonnes of zinc concentrate and 60,000 tonnes of lead concentrate containing 76M lbs of zinc, 90M lbs of lead and 2.2M ounces of silver.
•
100% underground operation with mining rates averaging 1,350 tpd, primarily utilizing the cut- and-fill mining method and with paste backfill consuming 100% of the tailings stream generated from the 1,000 tpd milling process.

•	Pre-production capital costs, excluding contingency, is estimated to be $160M of which $42M will be incurred in year 1 and $118M in year 2 with an additional contingency of $33M.
•
Working capital is estimated at $41M, which includes a $7M contingency and the cost and delivery of materials, supplies and fuel for the first season of operation in addition to the first three months of operating expenditures, with the assumption the concentrate will be sold as produced.

•	Average life-of-mine (“LOM”) cash operating costs of ore mined (before transportation costs) are estimated at $144/t and a LOM sustaining capital of $11M.
(All costs $CDN at par with $US, t=tonne, M=million, g=gram, lbs=pounds, tpd=tonnes per day, intended level of accuracy of capital cost estimates are +/-20%)

Site Programs

An auger drill rig contracted from Mobile Augers and Research Ltd. in Edmonton was airlifted to the Prairie Creek site. The auger drill completed a series of geotechnical holes within the existing water storage pond and also in areas proposed for the waste rock pile and a possible second water storage pond. This provided further engineering information for design and construction purposes and also for permitting requirements. Drilling a series of hydrological groundwater wells was also completed to further monitor the hydrology of the site area in preparation for mining activities.

Field work including geotechnical evaluation and studies of the road route through Nahanni National Park Reserve and adjacent areas has also been carried out. This included assessment of specific areas of route re-alignment focusing on bridge crossings, reducing steep grades and substratum assessment. A hydrologic assessment was also completed along the road corridor to support further regulatory requirements.

A detailed aerial light detection and ranging system (“LIDAR”) survey in combination with new surface imagery was also carried out by McElhanney Surveying utilizing a fixed wing aircraft. This survey provided accurate baseline data and maps for road routing and re-alignment and also for construction planning along the road and at the mine site.

Further assessment work of the Mine Site was completed by various contractors. These included material inspections, roof and building envelope assessments and site refurbishment studies. Additional assessment of the mill and camp facilities were carried out with engineers from SNC-Lavalin Inc. visiting and assessing the existing facilities. Underhill Geomatics Inc. completed a comprehensive internal laser scan survey within the mill building to provide “as built” engineering data for further design and planning.

Site Assessment

A number of additional studies were completed with regards to addressing the various environmental aspects of the proposed Prairie Creek Operation. Most of these studies revolved around site water management and water quality.

It was determined, during the regulatory process technical sessions that it was necessary to accurately measure the flow of Prairie Creek on a real-time basis if a load-based approach to water discharge could be considered. Therefore a study was initiated and completed by EBA, a Tetratech Company, on developing a real-time flow measurement protocol that could be applied to accurately measuring the flow volume in the Prairie Creek stream on a real-time basis throughout the entire year. In tandem with this study, discussions were also held with the Water Survey of Canada regarding their support for re-establishing a flow monitoring station on Prairie Creek. As a result of further design changes in the exfiltration trench, Hatfield Consultants completed an amendment to the

 Fish Habitat Assessment in the proximity of the trench. Further discussions, during the regulatory process, relating to water quality led to a need to complete additional Environmental Risk Assessment toxicity studies for particular analytes and these were calculated by Hatfield Consultants. At the Prairie Creek Mine site, SNC completed further water treatment plant design and engineering as the regulatory process required specific information on water treatment and on site lab analysis. Further engineering design was required to be completed by Golder and Associates relating to the newly designed Water Storage Pond where a lift of the berms was proposed to further enhance its’ capacity. Golder and Associates also completed preliminary designs for a possible second water storage pond. Geotechnical drilling was completed earlier in the year at both sites.

Further engineering related to the access road included route planning, crossing structure design, substrate evaluations, geotechnical studies, storage facility designs, construction scheduling and preliminary costing. Most of the road work was completed based on recently issued orthophotos based on the McElhanney Surveying LIDAR imagery survey completed in June 2012. A second geotechnical helicopter supported field program involving drilling, surveying and sampling to further detail the route was completed in late September. This drill testing included standard penetrating load tests and perma-frost testing in areas where new structures or significant road cutting are proposed. A communication study along the access road was also completed in order to determine if additional land based repeater towers maybe required along the road. An Archaeological Impact Assessment study of the new road route along the front range of the Nahanni was completed by Golder & Associates which found there to be no new archeological sites.

Additional engineering site studies included many detailed aspects of the site including, in particular, internal mill design which utilized accurate survey data collected earlier from the internal laser scan completed within the mill complex by Underhill Geomatics. Structural/architectural studies were completed regarding installation of new flotation circuits and incorporation of Dense Media Plant and Paste Backfill plant into the existing mill building. Further details of piping, mechanical equipment, conveyor systems, pumps, heating and ventilation system, instrumentation and controls were also completed or in progress.

A new diesel generating system is planned for the site and associated electrical load calculations, electrical equipment assessment were completed along with associated heat recovery calculations from the generators. It is proposed that the new generators be brought onto site on a turn-key basis and be self-contained. The original powerhouse in the mill complex would be converted into a water treatment plant. Further site facility design including accommodations, workshops, waste rock pile, storage buildings, and tank farm design was completed. Value added engineering studies were carried out to identify areas of possible optimization. Some preliminary procurement planning was completed in order to further confirm possible costs of some longer lead-time items. A preliminary site construction schedule was developed and an early works program was proposed.

Exploration Programs

Cabo Drilling (Pacific) Corp. was contracted to supply manpower and technical supervision for the 2012 exploration diamond drilling program during which a total of 5,629 metres of drilling was completed utilizing Company owned drills.

The deep-hole diamond drill exploration program at Casket Creek, 1.6 kilometres north of the current mineral resource, utilized the Company’s TM-2500 coring rig. Following encouraging results from this area in 2011, drilling at Casket Creek commenced in May 2012 to search below PC-11-187W2, which intersected 5% Pb and 11% Zn over 3.5 metres. A total of 2,182 metres over two drillholes (with wedging) was completed. Assay results for the 2012 deep drill program are as follows:

Hole	From (m)	To (m)	Length (m)*	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PC-12-206	1763.14	1764.04	0.90	4.23	2.97	31.4	0.001
PC-12-206	1831.90	1832.74	0.84	0.26	0.11	31.9	0.148
Drill intercepts are not true widths

The drill core confirmed stratigraphy and contained a number of significant structural zones that are weakly mineralized and likely correlate with the previous years’ intercept. A third hole, PC-12-213 was halted due to drilling difficulties within a significant fault structure, believed to be the main structural target. After completing this phase of drilling at Casket Creek the drill rig was moved back to the Prairie Creek Mine site for maintenance and winter storage. Further exploration work in this area is being planned for 2013.

Infill drilling focused close to the Mine site and within the defined resource was carried out with the Company’s Longyear #1 drill rig. Drilling commenced in June 2012 and was completed in September. Most of these holes were drilled at depth and along strike in the proximity of the known underground workings. Targeted areas included locations that have the potential to be upgraded from the inferred category to the indicated resource category. A total of 3,366 metres over nine holes were drilled, with seven holes completed to target in 2012, six of which intersected significant mineralization and many with multiple intercepts.

Drillhole PC-12-216 returned the highest grades of silver ever reported from a drillhole on the Prairie Creek property with an intercept of 1.3 metres grading 2059 g/t or 60 oz./ton Ag. The same hole also returned a combined grade of 51.3% lead and zinc over a different intercept of 1.0 metre. Many other intercepts returned multi-ounce silver assays with high lead and zinc values, with Hole PC-12-214 reporting double intercepts of 44% and 23% combined lead and zinc, and Hole PC-12-215 also reporting double intercepts of 43% and 16.2% combined lead and zinc Results are now being incorporated into the mine model and assessed for future exploration planning. Significant results are as follows:

Hole ID	From (m)	To (m)	Length (m)*	Mineralization style *	Pb (%)	Zn (%)	Ag (g/t)	Cu (%)
PC-12-217	459.50	460.50	1.00	STK	4.43	15.60	60	0.08
	463.60	465.60	2.00	STK	9.09	10.68	141	0.31
	469.90	470.90	1.00	STK	0.03	6.42	2	0.01
	473.10	474.10	1.00	STK	0.00	12.00	4	0.02
	475.95	476.95	1.00	STK	1.69	5.22	33	0.07
PC-12-216	418.28	419.59	1.31	STK	4.02	10.30	2059	9.37
	431.90	438.00	6.10	STK	2.04	6.12	19	0.03
	447.14	448.14	1.00	STK	31.10	20.20	184	0.56
PC-12-215	507.34	508.34	1.00	STK	1.35	2.88	126	0.27
	517.20	518.46	1.26	STK	0.86	18.48	16	0.04
	527.55	528.05	0.50	STK	3.83	2.08	82	0.20
	575.59	576.34	0.75	STK	14.02	1.40	103	0.03
	578.51	579.35	0.84	STK	36.90	6.30	268	0.04
PC-12-214	129.06	130.45	1.39	S	0.13	10.70	2	0.00
	152.84	153.74	0.90	S	9.07	19.50	TBD	0.45
	191.00	191.60	0.60	S	13.88	30.17	4	0.69
	305.00	306.80	1.80	MQV	18.67	4.61	TBD	0.22
PC-12-212	210.43	214.26	3.83	SMS	4.20	10.65	28	0.02
	217.77	219.94	2.17	SMS	3.10	1.43	20	0.00
PC-12-211	215.62	216.39	0.77	MQV	3.87	4.66	47	0.13
•	Mineralization styles are defined as mineralized quartz vein (MQV), stratabound massive sulphides (SMS), stockwork (STK), or sulphides (S).
•	Drill intercepts are not true widths

The Company’s Longyear #2 drill rig was rehabilitated during 2012 and used for training purposes and drilled one short hole.

A surface geophysical program involving both electromagnetic (EM) and gravity surveys was also completed on a small part of the Prairie Creek property in the proximity of the mine in August 2012. Interpreted results indicate a strong multi-channel EM anomaly, with coincident gravity anomaly, centered over a previously undrilled area immediately west of the existing underground workings. Further analysis of this anomaly is underway.

Using the new LIDAR data a property wide geological field-mapping and sampling program was completed in September 2012. Concentration was on the main mining leases which were accessed by the network of existing roads with some additional traverses being made. Previously mapped areas were incorporated and infill mapping and resampling were carried out. Results were compiled using a Geographic Imaging System.

Aboriginal Training Programs at Prairie Creek Mine Site

In a major new initiative to follow up on the Impact and Benefit Agreements signed in 2011 with the Nahanni Butte Dene Band and the Liidlii Kue First Nation of Fort Simpson, Canadian Zinc launched four significant onsite training programs at the Prairie Creek Mine Site this year. These training programs were undertaken with assistance from the Federal Government, Human Resources and Skills Development Canada, in the $4.2 million “More Than a Silver Lining” aboriginal training program, specifically for the Prairie Creek Mine, administered by the NWT Mine Training Society and assisted by the Government of the Northwest Territories. These training programs included training for positions such as Office Administration, Mineral Exploration Field Assistant, Environmental Monitors, Heavy Equipment Operators, Diamond Drill Helper, Advance Medical First Responder and Camp Cook. The Silver Lining training program has trained 62 individuals with many of the graduates joining the staff at the Prairie Creek Mine, Canadian Zinc’s Fort Simpson office, or service providers to the Project.

Planning sessions are currently underway for new training programs in 2013, which are currently being planned and co-ordinated by the Company and the Mine Training Society which has opened an office and training centre in Fort Simpson.

Collaboration Agreement signed with Government of the Northwest Territories (“GNWT”)

In August 2012, Canadian Zinc and the GNWT Department of Transportation signed a Collaboration Agreement to ensure effective co-operation related to the public transportation infrastructure that will support the Prairie Creek Mine project and will help ensure that both public needs and mine activities are supported.

Canadian Zinc plans to use the existing Northwest Territories public transportation system to bring goods, fuel and equipment by road to the Prairie Creek Mine and to transport its mineral products from the Prairie Creek Mine to world markets. As part of this Collaboration Agreement, to assist in priority setting, CZN will provide reports to the Department of Transportation on its anticipated road transportation requirements for the construction and operation of the Prairie Creek Mine, which will help the Department of Transport to plan future work on these roads to maintain and enhance these roads effectively, and the Department agreed to work closely with Canadian Zinc to ensure public safety by identifying areas of Highway 7 and the Nahanni Butte access road that require enhancement or upgrading.

VATUKOULA GOLD MINES PLC

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc, which represents approximately 10.7% of the issued share capital. VGM is a UK company, listed on AIM (part of the London Stock Exchange), which owns and operates the Vatukoula Gold Mine in Fiji. Operating for over 75 years, the mine has produced in excess of seven million ounces of gold.

The shares of VGM were acquired for investment purposes. Depending on the performance of the Vatukoula mine, which may affect the share price, and on market and other conditions, Canadian Zinc may from time to time in the future increase or decrease its ownership, control or direction over the shares of VGM, through market transactions, private agreements or otherwise.

VGM shares are classified as marketable securities which are recorded at their fair market value on the date of acquisition. The carrying value of the securities is adjusted at each subsequent reporting period to the then fair value (based upon the closing market bid price and the Bank of Canada quoted exchange rate) with the resulting unrealized gains or losses included in comprehensive income or loss for the period.

Canadian Zinc recorded a mark-to-market loss on its investment in Vatukoula Gold Mines during the year ended December 31, 2012 of $8.7 million compared to a loss during the year ended December 31, 2011 of $25.7 million. At December 31, 2012, the Company’s investment in VGM had a market value of $5.0 million. The market value of the Company’s investment in VGM at March 18, 2013, was $3.4 million. The outlook for this investment is dependent on the ongoing performance of VGM.

On November 1, 2012, VGM announced a private placement subscription agreement with Zhongrun International Mining Co. Ltd. (“Zhongrun”) for 20,000,000 new ordinary shares in VGM to be issued at a price of £0.33 per share for gross proceeds of £6.6 million. Zhongrun, which is a large shareholder in Canadian Zinc, had previously subscribed for 9,000,000 shares in VGM earlier in 2012. The private placement was completed on November 9, 2012 and Zhongrun now holds 29,000,000 shares of VGM representing 24.7% of the enlarged share capital of VGM.

Cautionary Note: The historic and forward-looking information presented below with regard to the actual and proposed operations of Vatukoula Gold Mines plc has been summarized from VGM’s publicly filed documents. For further information on VGM refer to the company’s website www.vgmplc.com

In December 2012, VGM reported its operating and financial results for the year ended August 31, 2012 expressed in British Pounds (GB£) and prepared in accordance with IFRS.

	Year ended August 31, 2012	Year ended August 31, 2011
Tonnes Treated	479,524	498,123
Mine Head Grade (g/t)	4.24	3.78
Recovery (%)	78.57%	81.26%
Gold Shipped (oz)	52,616	53,461
Revenue (£'000)	54,925	47,964
EBITDA (£'000)	(1,547)	2,150
Cash generated / (used) from operating activities (£'000)	6,257	(2,312)
Loss (£'000)	(7,070)	(2,315)
Cash cost (US$/ounce)	1,627	1,349
Average realised gold price (£/ounce)	1,044	897
Average realised gold price (US$/ounce)	1,643	1,439

VGM sold 52,616 ounces of gold in the year ended August 31, 2012 at an average cost of US$1,627 per ounce. The main driver to the higher cash cost per ounce was the increased unit cost per tonne. Operating costs on a per tonne basis have increased to US$179 overall; this increase was primarily driven by higher fuel prices and heavy vehicle consumables. Given that on-site diesel generators provide all power requirements, VGM is particularly sensitive to medium term increases in fuel prices. 40% of the total increase in mining costs experienced during the year was the result of higher diesel prices.

The positive movement of the gold price mitigated some of the effects of higher cost base, with gross profit for the year being £1.4 million. After administrative expenses, foreign exchange gains and depreciation and amortization expenses the underlying loss was £6.6 million.

Production was in part limited by the heavy rainfall in February and April 2012, which limited production in the lower Philip shaft area, a high-grade area of the operations. An additional shortfall in production was attributed to the sterilization of a planned mining area in the Mantanagata East ore body. Operational development was carried to access this area, however following grade control drilling and geological mapping, it was established that local geological and structural controls were not suitable for mineralization and a decision was made to suspend further development and mining in this area of the Mantanagata East ore body.

VGM achieved 24,643 metres of total development in the year, which was slightly lower than the yearly target of 26,000 metres as a result of the heavy rains of February and April 2012.

Total development at Vatukoula includes both in-stope development and infrastructure development. It is infrastructure development, which is comprised of strike drive and capital development that will allow access to new mining areas and ultimately ensure that the mine reaches its long-term production targets. In this regard VGM significantly increased capital development to 4,975 metres and strike drive development decreased slightly to 4,034 metres during the year.

During the year VGM’s Mineral Resource base remained at 4.2 million ounces, however Mineral Reserves decreased by 50,000 ounces, mainly as a result of depletion, to 740,000 ounces.

The resource definition drilling programme increased the measured resource by 7% during the year ending August 2012. Since August 2012 drilling continued from underground targeting potential strike and down dip extensions of the Prince William and other associated ore bodies. All of the drill holes (9 holes totalling 1,531 metres) completed in the current fiscal year intersected mineralized structures.

During the first quarter of 2012, VGM’s drilling program focused on the continued exploration program started in January 2011. The most significant discovery of this program was the intersection of several mineralized structures which were collectively named the Nielsen Deposit. Drilling on the Nielsen Deposit intersected grades as high as 33.60 grams of gold per tonne over 2.86 metres and represents the first major new discovery at Vatukoula Gold Mines for a considerable period.

In February 2013 VGM announced additional high grade drilling results from its drilling campaign on the Prince William and “1500” ore bodies. Surface and underground drilling programmes in the area of the Philip Shaft continued to intersect high grade extensions of known ore bodies and encountered new mineralized structures both above and below the Prince William ore body. In addition drilling from surface encountered an additional mineralized structure approximately 200 metres above the Prince William ore body, with some exceptional grades.

Operational results for the years ended August 31, 2012 and 2011 as reported by VGM are as follows:

Operating results	Year ended August 31, 2012	Year ended August 31, 2011	% Variance
Underground Mining
Total Underground Tonnes Mined (Ore, Waste)	477,089	427,688	12%
Operating Development Metres	15,644	16,834	(7%)
Strike Drive Development Metres	4,034	5,312	(24%)
Capital Development metres	4,975	2,307	116%
Total Development metres	24,653	24,453	1%
Sulphide Plant
Sulphide Ore delivered (tonnes)	304,042	336,085	(10%)
Sulphide head grade (grams / tonne)	5.12	5.00	2%
Oxide Plant
Ore delivered (tonnes)	176,357	160,923	10%
Oxide head grade (grams / tonne)	2.07	1.39	48%
Total (Sulphide + Oxide)
Ore processed (tonnes)	479,524	498,123	(4%)
Average ore head grade (grams / tonne)	4.24	3.78	12%
Total Recovery (%)	78.57%	81.26%	(3%)
Gold produced (ounces)	53,152	52,157	2%
Gold shipped (ounces)	52,616	53,461	(2%)
Cash Costs
Total cash cost / shipped ounce(US$)	1,627	1,349	21%
Total cash cost / tonne (US$)	179	145	23%

In March 2013, VGM reported its unaudited preliminary operational results for the second quarter and six months ended February 28, 2013 as follows:

Operating Results	3 months ended Feb 2013 (Q2)	3 months ended Feb 2012 (Q2)	6 months ended Feb 2013	6 months ended Feb 2012
Total underground tonnes mined (ore, waste & capital)	89,341	116,462	206,501	242,769
Strike drive development (metres)	342	1,100	882	2,632
Capital development (metres)	765	1,004	2,391	1,978
Ore processed (tonnes)	103,916	115,919	216,860	243,284
Average ore head grade (grams/tonne)	3.70	5.01	3.80	4.77
Total recovery	74.82%	78.85%	73.24%	80.01%
Gold produced (ounces)	8,861	14,315	19,411	29,999
Gold shipped (ounces)	9,113	13,869	19,595	28,456

Underground Mining
Total underground tonnes mined (ore, waste & capital)	89,341	116,462	206,501	242,769
Operating development (metres)	3,419	4,073	6,779	8,628
Strike drive development (metres)	342	1,100	882	2,632
Capital development (metres)	765	1,004	2,391	1,978
Total development (metres)	4,526	6,177	10,052	13,238
Sulphide Plant
Sulphide ore delivered (tonnes)	64,023	79,158	126,063	165,339
Sulphide head grade (grams/tonne)	4.55	5.70	4.86	5.68
Oxide Plant
Oxide ore delivered (tonnes)	41,017	37,061	91,547	78,994
Oxide head grade (grams/tonne)	2.36	2.34	2.32	1.74
Total (sulphide + oxide)
Ore processed (tonnes)	103,916	115,919	216,860	243,284
Average ore head grade (grams/tonne)	3.70	5.01	3.80	4.77
Total recovery	74.82%	78.85%	73.24%	80.01%
Gold produced (ounces)	8,861	14,315	19,411	29,999
Gold shipped (ounces)	9,113	13,869	19,595	28,456
Cash Costs
Cash cost per ounce shipped (US$)	1,688	1,426	1,635	1,426
Cash cost per tonne mined and milled (US$/tonne)	148	171	148	167
Average realised gold price (US$/ounce)	1,636	1,648	1,681	1,676

VGM continued to invest in capital development which opened up access to the high grade Cayzer-Prince ore body. VGM is carrying out limited mining from this ore body which has been reflected in an increase in grade coming from the Phillip shaft of 6.9 grams/tonne compared to the previous six months which yielded 5.3 grams/tonne.

ACQUISTION OF PARAGON MINERALS CORPORATION

On July 31, 2012, Canadian Zinc announced that it had entered into a binding arrangement agreement to complete a business combination as well as a non-brokered private placement with Paragon Minerals Corporation (TSXV: PGR). On September 24, 2012, Canadian Zinc acquired all of the outstanding common shares of Paragon in exchange for common shares of Canadian Zinc on the basis of 0.136 of a share of Canadian Zinc for each share of Paragon.

The acquisition has been accounted for as a purchase of assets and the assumption of liabilities by the Company. The transaction does not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs and processes that constitute a business were not identified. Total consideration transferred was $4,345,000, which was comprised of the issuance of 7,299,019 common shares valued at $3,394,000 based on the closing market price of the Company’s shares on September 24, 2012 of $0.465 per share, conversion of options and warrants with a fair value of $53,000, Paragon shares amounting to 7,000,000 which were previously acquired and valued at $420,000 based on the closing market price of Paragon shares on September 24, 2012 of $0.06 per share and transaction costs of $478,000. The purchase price was allocated to the assets acquired and the liabilities assumed based upon their relative fair value at the date of acquisition. A value of $4,335,000 was allocated to exploration and evaluation assets for the mineral interests.

Paragon’s primary project is its 100% interest in the South Tally Pond Property, which includes the Lemarchant deposit, and is located in a proven mining district near Buchans, Newfoundland. The South Tally Pond Property covers 261 km2 and is immediately adjacent to Teck Resources Limited’s Duck Pond Cu-Zn mine and mill complex. The Lemarchant deposit is a significant precious metal-rich copper-lead-zinc Volcanogenic Massive Sulphide (“VMS”) discovery with a potential opportunity to develop into a viable economic resource. An initial NI 43-101 mineral resource estimate that was completed for Paragon in March 2012 on the Lemarchant deposit includes the following defined mineral resources:

•	Indicated resource estimate: 1.24 million tonnes at an average grade of 5.38% Zn, 0.58% Cu, 1.19% Pb, 1.10 g/t Au and 59.17 g/t Ag; and
•	Inferred resource estimate: 1.34 million tonnes at an average grade of 3.70% Zn, 0.41% Cu, 0.86% Pb, 1.00 g/t Au and 50.41 g/t Ag.

The Lemarchant deposit has been defined to a 210 m depth and remains open along strike and at depth. The exploration potential outside of the Lemarchant area of the South Tally Pond Property is still relatively untapped with numerous priority VMS targets that have seen limited or no drilling.

(See report entitled “NI 43-101 Technical Report and Mineral Resource Estimate on the Lemarchant Deposit, South Tally Pond VMS Project, Central Newfoundland, Canada” dated March 2, 2012 and filed on SEDAR under Paragon’s profile on March 9, 2012.)

South Tally Pond 2013 Drill Program

In January, 2013, the Company initiated a 4,800 metre drill program focused on expanding the NI 43-101 resources at the Lemarchant deposit. The planned program includes up to 17 drillholes and is focused on further expanding the Lemarchant Deposit mineralization. As of February 21, 2013, the Company completed 1,522 metres of drilling in four diamond drillholes targeting the Lower Felsic Block on Section 106N.

The first two drillholes, LM13-73 and LM13-74, were aimed at extending the massive sulphide mineralization intersected in a 2008 drillhole (LM08-37) to the east. The 2008 intercept is located 300 metres to the northwest of the Lemarchant Deposit, and was not included in the initial NI 43-101 mineral resource.

LM13-73 intersected a well mineralized interval between 302.2-350.2 metres downhole (47.4 metres) approximately 40 metres east (up-dip) of LM08-37. The mineralized interval contains semi-massive to massive base metal sulphide zones and mineralized massive barite zones. Significant assay results include 5.82% zinc, 1.48% lead, 0.75% copper, 65.4 g/t silver and 1.63 g/t gold over 22.2 metres.

LM13-74 intersected a similar, well mineralized interval between 296.2-334.0 metres downhole (37.8 metres) and 35 metres east (up-dip) of LM13-73. The mineralized interval contains semi-massive to massive base metal sulphide zones and a mineralized massive barite zone. Significant assay results include 5.33% zinc, 1.01% lead, 0.75% copper, 44.72 g/t silver and 0.26 g/t gold over 5.50 metres.

The newly extended zone remains open along strike with no drilling immediately north or south of the new drillholes. Drillhole LM08-28 EXT extended a 2008 drill hole (LM08-27) from a drilled depth of 262 metres to 485 metres. The drillhole extension intersected 94 metres of altered felsic volcanic rocks with minor disseminated and stringer base metal mineralization. Drillhole LM13-75 remained in basalt over its entire length (539 metres) and did not reach the targeted Lower Felsic Block.

OUTLOOK

Canadian Zinc’s focus for 2013 will be to continue to advance the Prairie Creek permit applications through the final regulatory phase to the issue of permits allowing for production.

Working with SNC-Lavalin Inc. and other consultants, the Company plans to advance the development of the Prairie Creek Project. Further site investigation and geo-technical work was completed and engineering and some procurement activities will continue this year. Site programs at Prairie Creek will include final assessment of all refurbishment work needed on the mill structure and preparation for opening the winter road.

The Company is currently planning to carry out pre-mine development site preparation and further optimization during 2013, along with considering procurement of equipment and supplies. Consideration also will be given to open the road for potential delivery of supplies and equipment in the first quarter of 2014 depending on permitting and financing.

Many market observers believe the fundamentals for zinc are improving and a combination of factors are leading commentators to suggest that zinc prices will rebound strongly in the near to medium term.

Chief amongst these factors is an expected substantial decrease in zinc supply from larger mines. Over the next 5 years, forecasts suggest as much as 15% of the world’s zinc supply will disappear as mines including Brunswick, Lisheen, Century and Skorpion will permanently close. Zinc supply is further impacted as there are currently no large-scale zinc projects ready for development to fill this void and those projects that are advancing have lower grades relative to their predecessors.

On the other side of the equation, demand for zinc is expected to rise as the global economy rebounds. Asian economies, and in particular China, are perhaps best positioned to lead this recovery and they, combined, account for more than 60% of the demand for zinc.

The delay in the global economic recovery has led to rising zinc inventories, which are at multi-year highs. However, the drop in mine production is expected to lead to a quick draw down of these inventories leading to a supply-demand imbalance.

Premiums have remained fairly steady and the likelihood of a major pullback in demand or pricing such as experienced in 2009 is relatively low. The main reason appears to be that much of the inventory in the London Metal Exchange and Chinese warehouses is tied up in financing arrangements that make the metal unavailable to the overall market. This would suggest that some traders and trading houses are stockpiling ahead of the production shortfall.

Lead is often found in association with zinc and so it has similar supply characteristics. In addition, Asian economies account for slightly more than 60% of the demand. Since lead is a co-product with zinc, the supply of lead will fall in tandem although there will be some increased production expected from China. In the near to medium term, high lead inventories are expected to mimic falling zinc inventories as the supply drops and demand increases.

At December 31, 2012, the Company had working capital of $9.0 million and expects it will be able to meet current obligations and undertake its planned 2013 programs. Canadian Zinc also began an exploration drill program on the South Tally Pond VMS project, in Newfoundland.

SELECTED ANNUAL FINANCIAL INFORMATION

The following summary financial information has been derived from the consolidated financial statements of the Company.

	Year ended December 31,
(thousands of Canadian dollars except per share amounts)	2012	2011	2010
Statement of Comprehensive Income (Loss)
Comprehensive income (loss)	$ (19,870)	$ (33,362)	$ 18,494
Basic and diluted income (loss) per share	(0.13)	(0.26)	0.15

Statement of Financial Position
Cash, cash equivalents and short-term investments	5,682	8,382	7,364
Marketable securities	4,984	13,707	39,400
Total assets	21,948	28,686	53,408
Total liabilities	4,136	2,922	2,173
Shareholders’ equity	17,812	25,764	51,235
All quarterly results prepared in accordance with IFRS

The Company is at the exploration and evaluation stage and does not generate revenue or cash flows from operations. There have been no distributions or cash dividends declared or paid. The losses for the years 2012 and 2011 represent exploration and evaluation expenditures incurred on the Prairie Creek Property as well as losses on marketable securities. The income for the year 2010 represents exploration and evaluation expenditures incurred on the Prairie Creek Property offset by gains on marketable securities.

FOURTH QUARTER

During the fourth quarter of 2012 the Company incurred a loss of $7,294,000 (Q4 2011 - $3,518,000) mainly due to incurring exploration and evaluation expenses associated with the Prairie Creek Property as well as a loss on marketable securities. Exploration and evaluation expenses incurred in the fourth quarter of 2012 amounted to $2,633,000 (Q4 2011 - $854,000) due to the site opening being extended until November 2012 and continued engineering expenditures. The Company also incurred, during the fourth quarter of 2012, a loss on marketable securities of $3,806,000 (Q4 2011 - $1,956,000).

SUMMARY OF QUARTERLY RESULTS

(Unaudited)			Net Loss per
Quarter ended	Investment Income	Net Loss	Common Share – basic and diluted
December 31, 2012	$ 22	$ (7,294)	$ (0.05)
September 30, 2012	44	(621)	-
June 30, 2012	50	(9,423)	(0.06)
March 31, 2012	48	(2,532)	(0.02)
December 31, 2011	4	(3,518)	(0.03)
September 30, 2011	9	(5,293)	(0.04)
June 30, 2011	16	(10,307)	(0.08)
March 31, 2011	21	(14,244)	(0.11)
All quarterly results prepared in accordance with IFRS	(thousands of Canadian dollars except per share amounts)

The Company’s investment income increased in the first two quarters of 2012 as the cash, cash equivalents and short-term investments increased due to equity financings completed in late 2011 and early 2012 but decreased over the four quarters of 2011 and the last two quarters of 2012 as the Company funded its operating activities. In addition, the rate of return for such investments has remained significantly low for all eight quarters.

The net loss in all quarters is largely made up of two items; the increase or decrease in the fair market value of the Company’s investment in VGM and exploration and evaluation costs at the Company’s Prairie Creek Mine site. In the third quarter of 2012, the loss was primarily affected by a gain in the fair market value of the Company’s investment in VGM, while in all other quarters the net loss was primarily affected by a loss in the fair market value of the Company’s investment in VGM. All quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2012 and 2011 and other public disclosure documents of the Company.

For the year ended December 31, 2012, the Company reported a net loss and comprehensive loss of $19,870,000 compared to a net loss and comprehensive loss of $33,362,000 for the year ended December 31, 2011. The net loss in the year ended December 31, 2012 included a loss of $8,804,000 on the Company’s marketable securities compared to loss of $25,693,000 for the comparative year of 2011. Excluding the loss on the marketable securities, the Company recorded a loss of $11,066,000 for the year ended December 31, 2012 compared to a similar loss of $7,669,000 the previous year.

Exploration and Evaluation Costs

For the year ended December 31, 2012, the Company expensed $9,037,000 on its exploration and evaluation programs at Prairie Creek compared to $5,489,000 for the year ended December 31, 2011. For the year ended December 31, 2012, The Company also expensed $88,000 on its exploration and evaluation programs at South Tally Pond compared to $nil for the comparative period. Details of the exploration and evaluation costs are shown in Note 13 to the audited consolidated financial statements for the years ended December 31, 2012 and 2011.

The overall increase in expenditures at the Prairie Creek Mine site was due to two factors. Firstly, the increased expenditures related to the diamond drilling program and associated camp operation costs of $2,987,000 and $1,141,000 respectively, compared to $1,984,000 and $329,000 in the comparative years as the Company began site programs earlier and finished later than the previous year. Secondly, during 2012, the Company continued working with SNC-Lavalin Inc. on finishing the PFS and began various mine planning activities associated with the Prairie Creek Mine site and incurred costs amounting to $2,860,000 compared to $1,198,000 during the previous year. Costs associated with permitting activities decreased somewhat in the year ended December 31, 2012 to $1,522,000 (year ended December 31, 2011 - $1,653,000).

The process for obtaining operating permits in the Mackenzie Valley in general and relating to the Prairie Creek Mine in particular, has been marked by long delays and this extended process is expected to continue. As described in this MD&A the Company considers that it has made continued progress in this process. The Company intends to continue to work through the process for obtaining operating permits in 2013 and expects that there will continue to be significant costs associated with the process. Given the open-ended nature of the permitting process, the Company is not able to provide, with any reasonable assurance, an estimate as to the total costs for obtaining operating permits. Although confirmation of mineral reserves occurred in 2012, receipt of permits to commence mining operations and the securing of necessary financing has not yet occurred and therefore the Company continues to expense exploration and evaluation costs.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the year ended December 31, 2012 was $164,000 versus $50,000 for the comparative period. The increase is attributable to the overall increase in amounts available for investment during the year ended December 31, 2012 versus the comparative year.

Administrative Expenses

Administrative expenses (excluding share-based compensation and depreciation) of $2,231,000 for the year ended December 31, 2012 remained largely unchanged versus $2,176,000 for the year ended December 31, 2011.

Other Income (Expenses)

Share-based compensation was $107,000 for the year ended December 31, 2012 versus $238,000 for the comparative year due to a lower amount of stock options vesting throughout the current year and lower grant date fair values in the current year. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.

The Company reported a loss on marketable securities of $8,804,000 for the year ended December 31, 2012 versus a loss of $25,693,000 for the comparative year. The loss arose as a result of the change in quoted prices for the marketable securities in which the Company invested. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company. The total loss recorded on marketable securities for the year ended December 31, 2012 is based upon the closing market bid price of the shares at December 31, 2012.

The Company incurred a foreign exchange loss of $nil for the year ended December 31, 2012 compared with a loss of $13,000 in the comparative year. The Company does not currently hold any foreign currencies.

Tax Deduction Recovery

During the year ended December 31, 2012, the Company renounced exploration and evaluation expenses deductible for Canadian income tax purposes of $2,456,000 (2011 - $5,000,000) in respect of flow-through shares issued in 2011. As at December 31, 2012, the Company has incurred eligible exploration and development costs of $2,456,000 (2011 - $5,000,000). Accordingly, the Company reduced the liability to sell the tax deductions, initially recognized at $295,000 (2011 - $277,000), and recognized a tax deduction recovery during the year ending December 31, 2012 of $295,000 (2011 - $277,000).

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

At December 31, 2012, the Company had a positive working capital balance of $9,042,000 including cash and cash equivalents of $224,000, short term investments of $5,458,000 and marketable securities of $4,984,000 (for a total of $10,666,000). At December 31, 2011, the Company had cash and cash equivalents of $2,975,000, short term investments of $5,407,000, marketable securities of $13,707,000, and a positive working capital balance of $21,175,000.

The Company’s short term investments at December 31, 2012, consist primarily of Guaranteed Investment Certificates; the Company does not hold, and has never held, any asset-backed commercial paper. The Company’s accounts payable and accrued and other liabilities at December 31, 2012 were $1,988,000 compared to $1,015,000 as at December 31, 2011.

Cash inflows from financing activities totaled $8,238,000 for the year ended December 31, 2012 versus $8,069,000 for the comparative year, primarily arising from the Company’s financing activities at the end of 2011 and the beginning of 2012.

On January 6, 2012, the Company issued by way of public offering 7,610,000 units (“Units”) on a brokered basis at $0.67 per Unit, for aggregate gross proceeds of $5,099,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at any time until January 6, 2014 at a price of $0.90 per common share. The agent to the private placement was paid a commission of 6.5% of the gross proceeds from the offering and received broker’s warrants to acquire 494,650 common shares at any time until July 6, 2013 at a price of $0.67 per share. Net proceeds from the issuance were $4,609,000 after issuance costs comprised of the agent’s commission of $331,000 and other issuance costs of $159,000. The Company allocated $704,000 of the gross proceeds to the fair value of the share purchase warrants issued and recognized non-cash costs for the fair value of the broker’s warrants granted of $109,000.

On February 10, 2012, the Company issued by way of non-brokered private placement 6,000,000 units (“Units”) to Zhongrun International Mining Co. Ltd. at $0.67 per Unit, for aggregate gross proceeds of $4,020,000. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at any time until February 10, 2014 at a price of $0.90 per common share. In connection with the Zhongrun financing the Company paid a finder’s fee to an arm’s length intermediary. Net proceeds from the issuance were $3,749,000 after issuance costs comprised of the finder’s fee of $201,000 and other issuance costs of $70,000. The Company allocated $628,000 of the gross proceeds to the fair value of the share purchase warrants.

On September 24, 2012, the Company acquired Paragon Minerals Corporation and issued 7,299,019 common shares valued at $3,394,000 based on the Company’s closing market price on September 24, 2012 of $0.465 per share in exchange for all outstanding Paragon shares that the Company did not already own.

Financing activities also included issuing 4,130 common shares upon the exercise of warrants at an exercise price of $0.40 for proceeds of $2,000.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on equity financings to fund its working capital requirements and planned exploration, development and permitting activities.

The Company believes that the funds available to it remain sufficient for current operations and will enable Canadian Zinc to continue, for at least one year assuming no other factors changed, with the permitting process. However, the Company’s expenditures could increase significantly in the short-term due to factors beyond the Company’s control, such as regulatory matters associated with the permitting process. CZN cannot predict all costs that may be required as a result of external conditions imposed upon it and these expenditures could cause the Company’s cash and cash equivalents resources to be depleted at a faster rate than currently anticipated.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional finance may be impaired, or such financing may not be available on favourable terms, due to conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or the conditions imposed upon the Company in its operating permits. This is discussed in more detail in the “Risk Factors” section in this MD&A. The SNC Preliminary Feasibility Study estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production is estimated in the PFS to be $34 million plus a contingency of $7 million for a total of $41 million.

The Company currently holds marketable securities in Vatukoula Gold Mines plc. The investments in VGM were acquired during 2009 and represent 100% of the total market value of CZN’s marketable securities at December 31, 2012. The Company’s ability to realize these investments (and make a gain) is dependent on the performance of the shares that have been acquired, which is not certain. At March 18, 2013 the market value of CZN’s shareholding in Vatukoula Gold Mines was $3.4 million, compared to $5.0 million at December 31, 2012.

The following table reflects the Company’s aggregate contractual commitments as of December 31, 2012:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	685	150	447	88	-
Decommissioning Liability (2)	2,961	-	-	-	2,961
Total Contractual Obligations	3,646	150	447	88	2,961

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 164,031,781 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 7,564,053 and 13,419,693 common shares respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at the date of this MD&A.

TRANSACTIONS BETWEEN RELATED PARTIES

For the year ended December 31, 2012, the Company incurred rent expense with a corporation with a common director of the Company in the amount of $24,000 versus $24,000 for the comparative year. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At December 31, 2012, $4,000 relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2011 - $4,000).

For the year ended December 31, 2012, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $673,000 versus $672,000 for the comparative year. For the year ended December 31, 2012, the Company incurred share-based compensation with officers and directors in the amount of $41,000 versus $174,000 for the comparative year.

CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates. The critical accounting estimates used in determining the Company’s financial results and position are listed below.

Decommissioning liability (Environmental estimates)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the consolidated statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

During the year ended December 31, 2012, the Company updated the future cash expenditures and the expected timing of settlement. As at December 31, 2012, the Company estimated that the total undiscounted cash flows required to settle the reclamation and remediation obligations at the Prairie Creek Property are $2,961,000 (December 31, 2011 - $2,445,000), mostly to be incurred at the end of the life of the mine. These cash flows have been determined to have a present value of $2,148,000 (December 31, 2011 - $1,907,000) discounted at 2.26% per annum (December 31, 2011 – 2.41%). It is assumed the settlement of the obligations will occur through to 2029.

Share-based compensation

Share-based compensation expense is calculated using the Black-Scholes option pricing model (“Black-Scholes”). Black-Scholes requires management to make various estimates and assumptions that impact the value assigned to the option expense including the predicted future volatility of the stock price, the risk free interest rate, dividend yield, and the expected life of the options. Management has used the following assumptions for its Black-Scholes calculations:

	Year ended December 31, 2012 (2)	Year ended December 31, 2011
Dividend Yield	0%	0%
Risk free interest rate	1.2%	1.9%
Expected life	2.6 to 3.5 years	2.6 to 3.5 years
Expected volatility (1)	71.4% to 73.1%	79.4% to 85.1%
Weighted average grant date fair value	$ 0.22	$ 0.38
Forfeiture rate	2%	1%
(1) Determined based on historical volatility of the Company.	(2) Excludes stock options converted upon Paragon acquisition.

Any change in the assumptions used could have a material impact on the fair value of the share-based compensation value. In addition, the Black-Scholes option pricing model was developed for options that have characteristics that are materially different to the Company’s stock options and for purposes other than to determine the fair value to be assigned to stock options.

Impairment of long-lived assets

The carrying value of property, plant and equipment at December 31, 2012 was $911,000 (December 31, 2011 - $1,063,000) and for exploration and evaluation assets was $9,268,000 (December 31, 2011 - $4,694,000).

The Company assesses at each date of the consolidated statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

At December 31, 2012, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of the Prairie Creek Mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, the Prairie Creek Mine.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company recently entered into agreements with the Mine Training Society (funded in part by the Canadian Federal Government’s Human Resources and Development Department) with a shared purpose of training personnel for future work at the Prairie Creek Mine. Accordingly, the Company has adopted effective January 1, 2012, International Accounting Standard 20 – Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”). There are two broad approaches to the accounting for government grants under IAS 20: the capital approach, under which a grant is recognized outside profit or loss, and the income approach, under which a grant is recognized in profit or loss over one or more periods. The Company followed the approach prescribed in IAS 20 and will use the income approach as government grants are receipts from a source other than shareholders and therefore they should not be recognized directly in equity but should be recognized in profit or loss in appropriate periods.

The Company recognizes grants from the government at their fair value where there is a reasonable assurance that the Company has complied with all conditions necessary to receive the grants and collectability is reasonably assured. Government grants relating to costs are accrued as receivable and recognized in the consolidated statement of comprehensive income (loss) as a reduction of the related expense. Government grants relating to property, plant and equipment are accrued as receivable and recognized in the consolidated statement of financial position as a reduction of the carrying value of the related asset.

The Company expects to receive approximately $3 million over the next 3 years. For the year ended December 31, 2012, the Company received, from the Mine Training Society, $281,000 (2011 - $nil) related to training costs and recorded as a reduction to the related expense and $170,000 (2011 - $nil) related to the purchase of equipment and recorded as a reduction of the carrying value of the related asset.

On September 24, 2012, the Company acquired all of the outstanding shares of Paragon Minerals Corporation. The acquisition has been accounted for as a purchase of assets and the assumption of liabilities by the Company. The transaction does not qualify as a business combination under IFRS 3, Business Combinations, as significant inputs and processes that constitute a business were not identified.

FINANCIAL INSTRUMENTS

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and other long-term assets as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

The following table reflects the Company’s categories of financial instruments as at the specified date:

		December 31, 2012	December 31, 2011
Cash and cash equivalents	FVTPL	$ 224	$ 2,975
Short-term investments	FVTPL	5,458	5,407
Marketable securities	FVTPL	4,984	13,707
Other receivables	Loans and receivables	222	68
Other long-term assets	FVTPL	739	739
Accounts payable	Other financial liabilities	(1,527)	(60)
Accrued and other liabilities	Other financial liabilities	(461)	(660)

The Company holds certain marketable securities that fluctuate in value as a result of trading on global financial markets and fluctuation in commodity prices. Based upon the Company’s holdings at December 31, 2012, a 10% increase or decrease in the market price of the securities held, ignoring any foreign currency risk which is described below, would have resulted in an increase (or decrease) to net income or loss of approximately $498,000.

Included in the loss for the year ended December 31, 2012, is investment income on the Company’s cash and cash equivalents and short-term investments. If interest rates had been 100 basis points (1%) lower (higher) then net income or loss would have been approximately $117,000 higher (lower). The Company does not have any debt obligations which expose it to interest rate risk.

The Company holds marketable securities denominated in U.K. pounds sterling. Based upon the marketable securities held at December 31, 2012, and assuming no changes in number of shares or stock price, for every $0.01 fluctuation in exchange rate between the Canadian dollar and U.K. pound sterling, the Company’s net income or loss would be $31,000 higher (or lower). The Company does not hold cash and cash equivalents that are denominated in any foreign currency.

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and other long-term assets. The total value of these items at December 31, 2012 is $11,405,000 (December 31, 2011 - $22,828,000). Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfill a contractual obligation resulting in a credit risk. The Company has never held any asset-backed paper instruments. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. At December 31, 2012, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with five financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. As at December 31, 2012, the Company had positive working capital of $9,042,000 (December 31, 2011 - $21,175,000). Given positive working capital, the Company believes it will be able to meet its current obligations. However, the Company will require significant additional funding in the future in order to complete the development of the Prairie Creek Mine site and bring the mine into production. Accordingly, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all, at that future date.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

Based on current securities legislation in Canada and the United States, the CEO and the CFO of the Company have evaluated the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2012, and have concluded that such disclosure controls and procedures were operating effectively at that date.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual consolidated financial statements.

There are inherent limitations in the effectiveness of internal controls over financial reporting, including the possibility that misstatements may not be prevented or detected. Accordingly, even effective internal controls over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation. Furthermore, the effectiveness of internal controls can change with circumstances. The Company has paid particular attention to segregation of duties matters surrounding its internal controls over financial reporting as the Company has only limited staff resources at the present time such that “ideal” segregation of duties is not feasible. This risk is dealt with by management identified compensating controls such as Board or senior management review where appropriate. At the present time, the Company does not anticipate hiring additional accounting or administrative staff as this is not considered necessary or practical and accordingly, will continue to rely on review procedures to detect potential misstatements in reporting of material to the public.

The CEO and the CFO have evaluated the design and effectiveness of internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, as at December 31, 2012, the Company believes that its internal controls over financial reporting were designed and operating effectively to provide reasonable, but not absolute, assurance that the objectives of the control system are met. There have been no material changes to internal controls since the year ended December 31, 2012.

The Company’s management, including the CEO and CFO, believe that any internal controls over financial reporting, including those systems determined to be effective and no matter how well conceived and operated, have inherent limitations and can provide only reasonable, not absolute, assurance that the objectives of the control system are met with respect to consolidated financial statement preparation and presentation. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Ernst & Young LLP, an independent registered public accounting firm, has audited the Company’s consolidated financial statements for the year ended December 31, 2012, and expressed an unqualified opinion thereon. Ernst & Young LLP has also expressed an unqualified opinion on the Company’s internal control over financial reporting as of December 31, 2012.

RISK FACTORS

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s Annual Information Form dated as of the date of this MD&A, as well as in the Company’s consolidated financial statements (under the headings “Nature of Operations and Going Concern”, “Significant Accounting Policies” and “Financial Instruments” and elsewhere within that document) for its most recently completed financial year, being the year ended December 31, 2012, and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company, and the Company's failure to successfully address any such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. The risk factors outlined in this section and elsewhere in this MD&A should be carefully considered by investors when evaluating an investment in the Company.

The management of Canadian Zinc has sought to manage risks within its control using several key components:

Corporate Values: Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code. A copy of the Code is available on the Company’s website and is also available at no charge upon written request.

Policies: Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting: Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors. The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System: Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns. The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee. Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel. All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc does not hold all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary licences and permits as are required to explore and develop its properties, including the Prairie Creek Property, commence construction or operation of mining facilities or properties under exploration or development, or to obtain them within a reasonable time.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Property is encircled by the newly expanded Nahanni National Park Reserve; however, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine area, including the sites of storage and other facilities connected with that road. The Company will require permits from the Minister of Environment and / or the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine area. There can be no guarantee Canadian Zinc will be able to obtain or maintain all necessary permits or to obtain them within a reasonable time or on acceptable terms.

The Company has experienced long delays in obtaining permits to date. The Company anticipates continuing difficulties and delays with its permitting activities and may face opposition and legal challenges from certain interests.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury. There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at the Prairie Creek Property, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Property are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Before production can commence on the Prairie Creek Property the Company must obtain regulatory approval, permits and licences and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties, including the Prairie Creek Property, on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time in the future permits essential to operations are not obtained, or not obtained in a timely manner, or exemptions not granted, there is a risk that the Company will never operate a mine at the Prairie Creek Property.

Political and Legislative

Canadian Zinc conducts its operations in Canada and specifically the province of Newfoundland and Labrador and the Northwest Territories of Canada. The Mackenzie Valley in the Northwest Territories of Canada is in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

There was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley between 1998 and 2000. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and in May 2010 announced an Action Plan to improve northern regulatory regimes, which anticipate changes to the current legislative framework and regulatory processes.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada is facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

On March 11, 2013, the Prime Minister of Canada announced that negotiators had reached consensus on the terms for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories. Devolution in the NWT will mean the transfer of decision-making and administration for land and resource management from the Government of Canada to the Government of the Northwest Territories. The territorial government will become responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. It will also give them the power to collect and share in resource revenues generated in the territory. With the conclusion of negotiations, the Government of Canada will begin a second round of consultations to gather input from Aboriginal organizations in the NWT and other stakeholders, which will lead to a Final Devolution Agreement. The governments are working toward an effective date of April 1, 2014.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Metal Prices and Market Sentiment

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are delineated, a profitable market may exist for the sale of products, including concentrates from that ore. Factors beyond the control of the Company may affect the marketability of any minerals discovered or concentrates produced. The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, government regulations, royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted. Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new and existing projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world. Future production, if any, from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc may never commence commercial production and may lose its interest in, or may be forced to sell, its properties.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

The development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. Failure to obtain sufficient financing will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s Mineral Reserves or Mineral Resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require Canadian Zinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Vatukoula Gold Mines plc

As discussed in this MD&A, the Company has a significant interest in Vatukoula Gold Mines plc, which operates the Vatukoula Gold Mine in Fiji. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies. In Fiji, VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom and reports in £ Sterling. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the share price of VGM. On March 18, 2013, the value of the Company’s investment in VGM was $3.4 million.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Two directors of Canadian Zinc also serve as directors of Vatukoula Gold Mines plc. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this MD&A, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $81,908,000 through December 31, 2012. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation plans as a result of lacking sufficient cash resources.

Shareholder Dilution

As of December 31, 2012, there were 164,031,781 common shares outstanding. As of December 31, 2012, the Company had 7,605,533 share purchase options and 13,419,693 warrants outstanding allowing the holders to purchase 21,025,226 common shares. Directors and officers of the Company hold 5,100,000 of these share purchase options, contractors and employees of the Company hold 2,505,533 share purchase options and third-party entities hold 13,419,693 share purchase warrants. As of March 19, 2013, there were 164,031,781 common shares outstanding and the Company had 7,564,053 share purchase options and 13,419,693 warrants outstanding allowing the holders to purchase 20,983,746 common shares. The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

DIVIDENDS AND DISTRIBUTIONS POLICY

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent Annual Meeting of Shareholders that involved the election of directors, which may be found on SEDAR at www.sedar.com.

Additional financial information is contained in the Company’s Audited Consolidated Financial Statements and Management’s Discussion and Analysis for its most recently completed financial year which may be found on SEDAR at www.sedar.com.